Exhibit 99.1

Constellium Reports Fourth Quarter and Full Year 2022 Results

Paris, February 22, 2023 – Constellium SE (NYSE: CSTM) today reported results for the fourth quarter and full year ended December 31, 2022.

Fourth quarter 2022 highlights:

•	Shipments of 368 thousand metric tons, down 5% compared to Q4 2021

•	Revenue of €1.8 billion, up 8% compared to Q4 2021

•	Value-Added Revenue (VAR) of €696 million, up 18% compared to Q4 2021

•	Net income of €30 million compared to net income of €7 million in Q4 2021

•	Adjusted EBITDA of €148 million, up 1% compared to Q4 2021

•	Cash from Operations of €128 million and Free Cash Flow of €22 million

Full year 2022 highlights:

•	Shipments of 1.6 million metric tons, up 1% compared to 2021

•	Revenue of €8.1 billion, up 32% compared to 2021

•	VAR of €2.7 billion, up 21% compared to 2021

•	Net income of €308 million compared to net income of €262 million in 2021

•	Adjusted EBITDA of €673 million, up 16% compared to 2021

•	Cash from Operations of €451 million and Free Cash Flow of €182 million

•	Return on Invested Capital (ROIC) of 11.0%, up 120 bps compared to 2021

•	Net debt / LTM Adjusted EBITDA of 2.8x at December 31, 2022

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in 2022, and I want to thank each of our 12,500 employees for their commitment and relentless focus on safety and serving our customers. 2022 was a year full of challenges including significant inflationary pressures and continuing supply chain disruptions. Despite these challenges, we achieved record Adjusted EBITDA of €673 million, including record results in both A&T and AS&I, generated record Free Cash Flow of €182 million and reduced our leverage to 2.8x.”

Mr. Germain continued, “Looking ahead to 2023, we expect aerospace demand to remain strong as the path of recovery continues. We expect automotive demand to improve, but to remain below pre-COVID levels. In packaging, we are experiencing weakness as we begin the year, but expect demand to return to trend growth rates as excess inventory is depleted. While we continue to see signs of weakness across certain industrial markets, we are encouraged by the resilience of a number of these markets. Overall, we like our end market positioning. We are expecting inflationary pressures to continue at an elevated level throughout 2023, though we are confident in our ability to offset a substantial portion of the impact with improved pricing and our relentless focus on cost control.”

Mr. Germain concluded, “Based on our current outlook, we expect Adjusted EBITDA of €640 million to €670 million and Free Cash Flow in excess of €125 million in 2023. We also remain confident in our ability to deliver on our long-term target of Adjusted EBITDA over €800 million in 2025. We are focused on executing our strategy, driving operational performance, generating Free Cash Flow, achieving our ESG objectives and increasing shareholder value.”

Group Summary

	Q4 2022	Q4 2021	Var.	FY 2022	FY 2021	Var.
Shipments (k metric tons)	368	385	(5)%	1,580	1,571	1%
Revenue (€ millions)	1,844	1,706	8%	8,120	6,152	32%
VAR (€ millions)	696	591	18%	2,725	2,261	21%
Net income (€ millions)	30	7	n.m.	308	262	n.m.
Adjusted EBITDA (€ millions)	148	147	1%	673	581	16%
Adjusted EBITDA per metric ton (€)	403	382	6%	426	370	15%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the fourth quarter of 2022, shipments of 368 thousand metric tons decreased 5% compared to the fourth quarter of 2021 mostly due to lower shipments in the Packaging & Automotive Rolled Products segment. Revenue of €1.8 billion increased 8% compared to the fourth quarter of 2021 primarily due to improved price and mix, partially offset by lower metal prices and lower shipments. VAR of €696 million increased 18% compared to the fourth quarter of the prior year primarily due to improved price and mix and favorable foreign exchange translation, partially offset by lower shipments and unfavorable metal costs due to inflation. Net income of €30 million increased €23 million compared to net income of €7 million in the fourth quarter of 2021. Adjusted EBITDA of €148 million increased 1% compared to the fourth quarter of last year due to stronger results in our Aerospace & Transportation segment offset by weaker results in our Packaging & Automotive Rolled Products segment and higher costs in Holdings & Corporate primarily due to timing.

For the full year of 2022, shipments of 1.6 million metric tons increased 1% compared to the full year of 2021 on higher shipments in the Aerospace & Transportation and Automotive Structures & Industry segments, partially offset by lower shipments in the Packaging & Automotive Rolled Products segment. Revenue of €8.1 billion increased 32% compared to the full year of 2021 primarily due to higher metal prices and improved price and mix. VAR of €2.7 billion increased 21% compared to the full year of 2021 primarily due to improved price and mix and favorable foreign exchange translation, partially offset by unfavorable metal costs due to inflation. Net income of €308 million increased €46 million compared to net income of €262 million in the full year of 2021. Adjusted EBITDA of €673 million increased 16% compared to the full year of 2021 on stronger results in our Aerospace & Transportation and Automotive Structures & Industry segments, partially offset by weaker results in our Packaging & Automotive Rolled Products segment.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q4 2022	Q4 2021	Var.	FY 2022	FY 2021	Var.
Shipments (k metric tons)	254	272	(7)%	1,089	1,104	(1)%
Revenue (€ millions)	1,008	1,037	(3)%	4,664	3,698	26%
Adjusted EBITDA (€ millions)	71	88	(20)%	326	344	(5)%
Adjusted EBITDA per metric ton (€)	278	323	(14)%	299	312	(4)%

For the fourth quarter of 2022, Adjusted EBITDA decreased 20% compared to the fourth quarter of 2021 as a result of lower shipments and higher operating costs mainly due to inflation and operating challenges at our Muscle Shoals facility which resulted in higher maintenance costs, partially offset by improved price and mix and favorable foreign exchange translation. Shipments of 254 thousand metric tons decreased 7% compared to the fourth quarter of the prior year due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €1.0 billion decreased 3% compared to the fourth quarter of 2021 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

For the full year of 2022, Adjusted EBITDA of €326 million decreased 5% compared to the full year of 2021 as a result of lower shipments and higher operating costs mainly due to inflation and operating challenges at our Muscle Shoals facility which resulted in higher maintenance costs, partially offset by improved price and mix, favorable metal costs and favorable foreign exchange translation. Shipments of 1.1 million metric tons decreased 1% compared to the full year of 2021 due to lower shipments of packaging and specialty rolled products, largely offset by higher shipments of automotive rolled products. Revenue of €4.7 billion increased 26% compared to the full year of 2021 primarily due to higher metal prices and improved price and mix.

Aerospace & Transportation (A&T)

	Q4 2022	Q4 2021	Var.	FY 2022	FY 2021	Var.
Shipments (k metric tons)	53	53	0%	223	206	8%
Revenue (€ millions)	422	321	32%	1,700	1,142	49%
Adjusted EBITDA (€ millions)	56	30	87%	217	111	96%
Adjusted EBITDA per metric ton (€)	1,079	579	86%	976	539	81%

For the fourth quarter of 2022, Adjusted EBITDA increased 87% compared to the fourth quarter of 2021 primarily due to improved price and mix, partially offset by higher operating costs mainly due to inflation. The fourth quarter of 2022 included an €8 million customer payment related to a contractual volume commitment. Shipments of 53 thousand metric tons were stable compared to the fourth quarter of 2021 on higher shipments of aerospace rolled products offset by lower shipments of TID rolled products. Revenue of €422 million increased 32% compared to the fourth quarter of 2021 on improved price and mix.

For the full year of 2022, Adjusted EBITDA of €217 million increased 96% compared to the full year of 2021 primarily due to higher shipments, improved price and mix and favorable foreign exchange translation, partially offset by higher operating costs due to inflation and costs associated with the production ramp-up in aerospace. The full year of 2022 included €18 million in customer payments related to contractual volume commitments. Shipments of 223 thousand metric tons increased 8% compared to the full year of 2021 on higher shipments of aerospace rolled products, partially offset by lower shipments of TID rolled products. Revenue of €1.7 billion increased 49% compared to the full year of 2021 primarily due to improved price and mix, higher metal prices and higher shipments.

Automotive Structures & Industry (AS&I)

	Q4 2022	Q4 2021	Var.	FY 2022	FY 2021	Var.
Shipments (k metric tons)	61	60	1%	268	261	2%
Revenue (€ millions)	428	362	19%	1,861	1,383	35%
Adjusted EBITDA (€ millions)	31	31	0%	149	142	5%
Adjusted EBITDA per metric ton (€)	514	519	(1)%	557	545	2%

For the fourth quarter of 2022, Adjusted EBITDA was stable compared to the fourth quarter of 2021 due to higher shipments and improved price and mix offset by higher operating costs mainly due to inflation. Shipments of 61 thousand metric tons increased 1% compared to the fourth quarter of 2021 due to higher shipments of automotive extruded products, partially offset by lower other extruded product shipments. Revenue of €428 million increased 19% compared to the fourth quarter of 2021 primarily due to improved price and mix, partially offset by lower metal prices.

For the full year of 2022, Adjusted EBITDA of €149 million increased 5% compared to the full year of 2021, primarily due to higher shipments and improved price and mix, partially offset by higher operating costs mainly due to inflation. Shipments of 268 thousand metric tons increased 2% compared to the full year of 2021 on higher shipments of automotive and other extruded products. Revenue of €1.9 billion increased 35% compared to the full year of 2021 primarily due to improved price and mix and higher metal prices.

Net Income

For the fourth quarter of 2022, net income of €30 million compares to net income of €7 million in the fourth quarter of the prior year. The increase in net income is primarily related to gains on OPEB and pension plan amendments in 2022 compared to a loss on OPEB plan amendments in 2021, partially offset by lower gross profit and an unfavorable change in gains and losses on derivatives mostly related to our metal hedging positions.

For the full year of 2022, net income of €308 million compares to net income of €262 million in the prior year. The increase in net income is primarily related to the recognition of previously unrecognized deferred tax assets, gains on OPEB and pension plan amendments in 2022 compared to a loss on OPEB plan amendments in 2021, and lower finance costs, partially offset by an unfavorable change in gains and losses on derivatives mostly related to our metal hedging positions and higher selling and administrative expenses.

Cash Flow

Free Cash Flow was €182 million in the full year of 2022 compared to €135 million in the prior year. The increase was primarily due to stronger Adjusted EBITDA and lower cash interest, partially offset by increased capital expenditures and higher cash taxes.

Cash flows from operating activities were €451 million for the full year of 2022 compared to cash flows from operating activities of €357 million in the prior year. Constellium increased derecognized factored receivables by €23 million for the full year of 2022 compared to a decrease of €53 million in the prior year.

Cash flows used in investing activities were €270 million for the full year of 2022 compared to cash flows used in investing activities of €221 million in the prior year.

Cash flows used in financing activities were €163 million for the full year of 2022 compared to cash flows used in financing activities of €435 million in the prior year. In 2022, Constellium drew on the Pan-U.S. ABL due 2026 and used the proceeds and cash on the balance sheet to repay the €180 million PGE French Facility due 2022 and the CHF 15 million Swiss Facility due 2025. In 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029 and €300 million of 3.125% Sustainability-Linked Senior Notes due 2029 and used the proceeds and cash on the balance sheet to redeem $650 million of 6.625% Senior Notes due 2025, $400 million of 5.75% Senior Notes due 2024 and $200 million of the 5.875% Senior Notes due 2026.

Liquidity and Net Debt

Liquidity at December 31, 2022 was €709 million, comprised of €166 million of cash and cash equivalents and €543 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,891 million at December 31, 2022 compared to €1,981 million at December 31, 2021.

Outlook

Based on our current outlook, we expect Adjusted EBITDA in the range of €640 million to €670 million in 2023.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €8.1 billion of revenue in 2022.

Constellium’s earnings materials for the fourth quarter and full year ended December 31, 2022, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2022	2021	2022	2021
Revenue	1,844	1,706	8,120	6,152
Cost of sales	(1,737)	(1,551)	(7,448)	(5,488)

Gross profit	107	155	672	664

Selling and administrative expenses	(76)	(71)	(282)	(258)
Research and development expenses	(16)	(9)	(48)	(39)
Other gains and losses - net	45	(25)	(8)	117

Income from operations	60	50	334	484

Finance costs - net	(33)	(41)	(131)	(167)

Income before tax	27	9	203	317

Income tax benefit / (expense)	3	(2)	105	(55)

Net income	30	7	308	262

Net income attributable to:
Equity holders of Constellium	28	7	301	257
Non-controlling interests	2	—	7	5

Net income	30	7	308	262

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.20	0.05	2.10	1.82
Diluted	0.20	0.05	2.06	1.75
Weighted average number of shares, (in thousands)
Basic	144,302	141,677	143,626	140,995
Diluted	146,606	147,170	146,606	147,170

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2022	2021	2022	2021
Net income	30	7	308	262

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(24)	20	157	114
Income tax on remeasurement on post-employment benefit obligations	4	(2)	(35)	(16)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	19	(3)	(8)	(17)
Income tax on cash flow hedges	(5)	1	2	4
Currency translation differences	(68)	12	21	34

Other comprehensive (loss) / income	(74)	28	137	119

Total comprehensive (loss) / income	(44)	35	445	381

Attributable to:
Equity holders of Constellium	(44)	34	439	374
Non-controlling interests	—	1	6	7

Total comprehensive (loss) / income	(44)	35	445	381

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At December 31, 2022	At December 31, 2021
Assets
Current assets
Cash and cash equivalents	166	147
Trade receivables and other	539	683
Inventories	1,320	1,050
Other financial assets	31	58

	2,056	1,938

Non-current assets
Property, plant and equipment	2,017	1,948
Goodwill	478	451
Intangible assets	54	58
Deferred tax assets	271	162
Trade receivables and other	43	55
Other financial assets	8	12

	2,871	2,686

Assets of disposal group classified as held for sale	14	—

Total Assets	4,941	4,624

Liabilities
Current liabilities
Trade payables and other	1,467	1,377
Borrowings	148	258
Other financial liabilities	41	25
Income tax payable	16	34
Provisions	21	20

	1,693	1,714

Non-current liabilities
Trade payables and other	43	32
Borrowings	1,908	1,871
Other financial liabilities	14	6
Pension and other post-employment benefit obligations	403	599
Provisions	90	97
Deferred tax liabilities	28	14

	2,486	2,619

Liabilities of disposal group classified as held for sale	10	—

Total Liabilities	4,189	4,333

Equity
Share capital	3	3
Share premium	420	420
Retained earnings / (deficit) and other reserves	308	(149)

Equity attributable to equity holders of Constellium	731	274
Non-controlling interests	21	17

Total Equity	752	291

Total Equity and Liabilities	4,941	4,624

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re-measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	301	301	7	308
Other comprehensive income / (loss)	—	—	122	(6)	22	—	—	138	(1)	137

Total comprehensive income / (loss)	—	—	122	(6)	22	—	301	439	6	445

Share-based compensation	—	—	—	—	—	18	—	18	—	18
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2022	3	420	28	(10)	41	101	148	731	21	752

(in millions of Euros)	Share capital	Share premium	Re-measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained deficit	Total	Non- controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	257	257	5	262
Other comprehensive income / (loss)	—	—	98	(13)	32	—	—	117	2	119

Total comprehensive income / (loss)	—	—	98	(13)	32	—	257	374	7	381

Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(4)	(4)

At December 31, 2021	3	420	(94)	(4)	19	83	(153)	274	17	291

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2022	2021	2022	2021
Net income	30	7	308	262
Adjustments
Depreciation and amortization	78	72	287	267
Pension and other post-employment benefits service costs	(40)	39	(22)	64
Finance costs - net	33	41	131	167
Income tax (benefit) / expense	(3)	2	(105)	55
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(20)	32	47	(36)
Losses on disposal	2	2	4	3
Other - net	5	3	17	11
Change in working capital
Inventories	(3)	(101)	(241)	(435)
Trade receivables	247	30	155	(227)
Trade payables	(165)	40	41	396
Other	10	(10)	13	5
Change in provisions	(3)	—	(10)	(7)
Pension and other post-employment benefits paid	(11)	(9)	(44)	(43)
Interest paid	(28)	(29)	(113)	(128)
Income tax (paid) / refunded	(4)	(1)	(17)	3

Net cash flows from operating activities	128	118	451	357

Purchases of property, plant and equipment	(109)	(104)	(273)	(232)
Property, plant and equipment grants received	3	—	4	10
Proceeds from disposals, net of cash	—	1	—	1
Other investing activities	(1)	—	(1)	—

Net cash flows used in investing activities	(107)	(103)	(270)	(221)

Proceeds from issuance of long-term borrowings	—	—	—	712
Repayments of long-term borrowings	(4)	(181)	(192)	(1,052)
Net change in revolving credit facilities and short-term borrowings	5	(5)	72	(5)
Lease repayments	(10)	(7)	(37)	(32)
Payment of financing costs and redemption fees	—	(3)	(1)	(30)
Transactions with non-controlling interests	—	—	(2)	(2)
Other financing activities	(13)	2	(3)	(26)

Net cash flows used in financing activities	(22)	(194)	(163)	(435)

Net (decrease) / increase in cash and cash equivalent	(1)	(179)	18	(299)
Cash and cash equivalents - beginning of year	171	323	147	439
Reclassification as assets of disposal group classified as held for sale	(1)	—	(1)	—
Effect of exchange rate changes on cash and cash equivalents	(3)	3	2	7

Cash and cash equivalents - end of year	166	147	166	147

SEGMENT ADJUSTED EBITDA

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2022	2021	2022	2021
P&ARP	71	88	326	344
A&T	56	30	217	111
AS&I	31	31	149	142
Holdings and Corporate	(10)	(2)	(19)	(16)

Total	148	147	673	581

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended December 31,		Year ended December 31,
(in k metric tons)	2022	2021	2022	2021
Packaging rolled products	186	211	809	833
Automotive rolled products	61	51	245	228
Specialty and other thin-rolled products	7	10	35	43
Aerospace rolled products	21	14	76	53
Transportation, industry, defense and other rolled products	32	39	147	153
Automotive extruded products	28	26	117	115
Other extruded products	33	34	151	146

Total shipments	368	385	1,580	1,571

(in millions of Euros)
Packaging rolled products	697	776	3,326	2,673
Automotive rolled products	275	217	1,154	854
Specialty and other thin-rolled products	35	44	183	171
Aerospace rolled products	218	110	728	389
Transportation, industry, defense and other rolled products	204	211	972	753
Automotive extruded products	228	191	949	735
Other extruded products	200	171	912	648
Other and inter-segment eliminations	(13)	(14)	(104)	(71)

Total revenue	1,844	1,706	8,120	6,152

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2022	2021	2022	2021
Revenue	1,844	1,706	8,120	6,152
Hedged cost of alloyed metal	(1,212)	(1,067)	(5,403)	(3,684)
Revenue from incidental activities	(5)	(5)	(21)	(20)
Metal time lag	69	(43)	29	(187)

VAR	696	591	2,725	2,261

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2022	2021	2022	2021
Net income	30	7	308	262
Income tax (benefit) / expense	(3)	2	(105)	55

Income before tax	27	9	203	317
Finance costs - net	33	41	131	167

Income from operations	60	50	334	484
Depreciation and amortization	78	72	287	267
Restructuring costs	1	—	1	3
Unrealized (gains) / losses on derivatives	(19)	32	46	(35)
Unrealized exchange (gains) / losses from the remeasurement of monetary assets and liabilities – net	(1)	—	1	(1)
(Gains) / losses on pension plan amendments (A)	(47)	30	(47)	32
Share based compensation costs	5	4	18	15
Metal price lag (B)	69	(43)	29	(187)
Losses on disposal	2	2	4	3

Adjusted EBITDA	148	147	673	581

(A)

In the year ended December 31, 2022 the group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022. In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.

(B)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2022	2021	2022	2021
Net cash flows from operating activities	128	118	451	357
Purchases of property, plant and equipment, net of grants received	(106)	(104)	(269)	(222)

Free Cash Flow	22	14	182	135

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2022	At December 31, 2021
Borrowings	2,056	2,129
Fair value of net debt derivatives, net of margin calls	1	(1)
Cash and cash equivalents	(166)	(147)

Net debt	1,891	1,981

Reconciliation of Net income to NOPAT and ROIC (non-GAAP measures)

	Year ended December 31,
(in millions of Euros)	2022	2021
Net income	308	262
Income tax (benefit) / expense	(105)	55
Income before tax	203	317
Finance costs - net	131	167
Income from operations	334	484
Unrealized losses / (gains) on derivatives	46	(35)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities—net	1	(1)
(Gains) / losses on pension plan amendments	(47)	32
Share based compensation costs	18	15
Metal price lag	29	(187)
Losses on disposals	4	3
Tax impact(1)	(92)	(76)

NOPAT (A)	293	235

(in millions of Euros)	At December 31, 2021	At December 31, 2020
Intangible assets	58	61
PP&E, net	1,948	1,906
Trade receivables and other - current	683	406
Derecognized trade receivables(2)	345	398
Inventories	1,050	582
Trade payables and other - current	(1,377)	(905)
Provisions current portion	(20)	(23)
Income tax payable	(34)	(20)

Total Invested Capital (B)	2,653	2,405

(in millions of Euros)	2022	2021
NOPAT for fiscal year (A)	293	235
Total invested capital as of December 31 of prior year (B)	2,653	2,405

ROIC (A)/(B)	11.0%	9.8%

(1)	Tax impact on net operating profit computed using the Group’s average statutory tax rate
(2)	Trade receivables derecognized under our factoring agreements

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow, NOPAT, Invested Capital, ROIC and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Value-Added Revenue (“VAR”) is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Return on Invested Capital (“ROIC”) is defined as Net Operating Profit after Tax (“NOPAT”), a non-GAAP measure, divided by Invested Capital, a non-GAAP measure. The calculation of ROIC together with a reconciliation of NOPAT to Net Income, the most comparable IFRS measure, are presented in the schedules to this press release. Management believes ROIC is useful in assessing the effectiveness of our capital allocation over time. ROIC is not calculated based on measures prepared in accordance with IFRS and should not be considered as an alternative to similar metrics calculated based on measures prepared in accordance with IFRS.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.